Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES DIVIDEND POLICY
AND DECLARES FIRST QUARTERLY DIVIDEND

Edmonton, Alberta, February 19, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced that as part of the Company’s long term strategy to maximize shareholder value and broaden its shareholder base, the board of directors has approved the implementation of a new dividend policy (the “Dividend Policy”). Pursuant to the Dividend Policy, the company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

Pursuant to the Dividend Policy, the Board of Directors has also declared a dividend (the “Dividend”) of two Canadian cents ($0.02) on each of the Corporation's common shares issued and outstanding as of 5:00 p.m. Toronto local time on the Record Date, being March 31, 2014. It is anticipated that Dividend payments will be made on April 21, 2014.

Additional information concerning the Dividend Policy and the first quarterly Dividend will be provided at a later date. Be advised that the Company will review the Dividend Policy from time to time with respect to the Company’s cash flow, earnings, financial position and other relevant matters.

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “intend” or similar expressions. Examples of forward-looking information in this news release include the quarterly payments pursuant to the Dividend Policy and the anticipated date of the Dividend payment.  Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca